

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
Ref. No. : SUPPL

FILE NO. 82.4524

No. CC/S&B/VKJ/ 3431

19.03.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
PROPOSED ACQUISITION OF STATE BANK OF INDORE
MODIFICATIONS IN THE SCHEME OF ACQUISITION

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/3426 dated 19.03.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai , along with its enclosure.


10015423

SEC
Mail Processing
Section
MAR 23 2010
Washington, DC
122

Yours faithfully,

General Manager

Encl. as above

3/25



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंज़िल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 19.03.2010

Ref. No. :

No./CC/S&B/VKJ/3426

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
PROPOSED ACQUISITION OF STATE BANK OF INDORE
MODIFICATIONS IN THE SCHEME OF ACQUISITION

In terms of Clause 36 of the Listing Agreement, we advise that the Central Board of the Bank, at its meeting held at Mumbai on 19th March 2010, has approved a revised Draft Scheme of Acquisition of State Bank of Indore by State Bank of India, which incorporates the modifications as indicated by the Reserve Bank of India. The said scheme is subject to approval by the Reserve Bank of India and the Government of India, under Section 35 of the SBI Act, 1955.

A copy of the revised Draft Scheme is attached.

Yours faithfully,



General Manager

Encl : As above

FILE NO. 32.4524

SCHEME OF ACQUISITION OF STATE BANK OF INDORE BY STATE BANK OF INDIA

Whereas the State Bank of India (the "**Transferee Bank**"), with the sanction of the Government of India conveyed *vide* its letter dated October 8, 2009 has entered into negotiations with the State Bank of Indore (the "**Transferor Bank**") for acquiring, by way of amalgamation, the business including the assets and liabilities of the Transferor Bank (the "**Acquisition**") on the basis that the Acquisition would enable consolidation, convergence and synergies between the Transferor Bank and Transferee Bank and benefit the Indian banking sector and its stakeholders; and

Pursuant to the negotiations between the Transferee Bank and the Transferor Bank, the scheme of acquisition is drawn up as set out hereunder :

1. (a) This scheme may be called the Acquisition of State Bank of Indore Scheme, 2010 (the "**Scheme**").

   (b) This Scheme shall come into effect on the effective date ("**Effective Date**") which shall be the 30th day from the date of the order of the Government of India issued pursuant to sub-section (2) of Section 35 of the SBI Act (the "**Section 35 Order**") in the Official Gazette.

2. On and from the Effective Date, the undertaking of the Transferor Bank as it stood before the Effective Date shall, without any further act, instrument or deed, stand transferred to, and vest in, the Transferee Bank in the manner provided herein.

3. The undertaking of the Transferor Bank which is transferred to, and will vest in, the Transferee Bank on and from the Effective Date shall be deemed to include



all business, assets, rights, powers, authorities, licenses, permits, approvals, permissions, incentives, loans, subsidies, concessions, grants, liberties, special status' and other privileges and all properties namely, movable and immovable, real and personal, corporeal and incorporeal, goodwill, copyright, all rights under the intellectual property etc. in possession or reservation, present or contingent of whatever nature and wheresoever situated, including lands, commercial/residential premises, fixtures, vehicles, cash balances, deposits, foreign currencies, disclosed and undisclosed reserves, reserve fund, special reserve fund, benevolent reserve fund, any other fund, stocks, investments, shares, dividends, bonds, debentures, security, management of any industrial concern, loans, advances and guarantees given to industrial concerns, other tenancies, leases and book-debts and all other rights and interest arising out of such property as were immediately before the Effective Date in the ownership, possession or power of the Transferor Bank within or outside India, all books of account, registers, records and documents relating thereto and shall also be deemed to include all borrowings, liabilities and obligations of whatever kind within or outside India then subsisting of the Transferor Bank whether secured or unsecured, along with any charge, encumbrance, lien or security thereon or in respect thereof.

4. All contracts, deeds, bonds, guarantees, agreements, assurances, powers-of-attorney and other instruments of whatsoever nature and working arrangements subsisting immediately before the Effective Date shall be as of full force and effect against or in favour of the Transferee Bank and enforceable as fully and effectually as if, instead of the Transferor Bank, the Transferee Bank had been named therein or had been a party thereto and it shall not be necessary to obtain the consent of any third party or other person who is a party to any of the aforesaid instruments or arrangements to give effect to the provisions of this clause.


STATE BANK OF INDIA

5. Any proceeding or cause of actions, suits, decrees, recovery certificates, appeals and all other legal proceedings pending or existing immediately before the Effective Date before any court or tribunal or any other authority (including, for the avoidance of doubt, an arbitral tribunal), by or against the Transferor Bank may, as from the Effective Date, be continued and enforced by or against the Transferee Bank in which the Transferor Bank has vested by virtue of the Acquisition as it might have been enforced by or against the Transferor Bank as if the Acquisition had not taken effect and shall cease to be enforceable by or against the Transferor Bank.

6. (a) On the Effective Date, in consideration of the transfer and vesting of the entire undertaking of the Transferor Bank in the Transferee Bank in terms of this Scheme, the Transferee Bank shall, subject to the provisions of this Scheme, and without any further application, act or deed, issue and allot in accordance with all applicable laws / regulations, 34 equity shares of the face value of Rs. Ten (10) each credited as fully paid up in the capital of the Transferee Bank to those members of the Transferor Bank excluding the Transferee Bank and its nominees (the "**Non-Transferee Bank Shareholders**") whose names are recorded in the Register of Members and the records of the depository as members of the Transferor Bank on a date to be fixed by the Board of the Transferee Bank or its Executive Committee after the issuance of the Section 35 Order (the "**Record Date**") for every 100 shares of the face value of Rs. Ten (10) each held by the Non-Transferee Bank Shareholders in the Transferor Bank (the "**Share Exchange Ratio**"). Provided that:



(i) Where a Non-Transferee Bank Shareholders' holding in the Transferor Bank is such that such shareholder becomes entitled to a fraction of an equity share of the Transferee Bank, the Transferee Bank shall not issue fractional share certificates to such shareholder but shall pay to such shareholder, cash equal to the value of such fractional share determined in accordance with the valuation of the shares of the Transferee Bank conducted as set out in Clauses 7 and 8 hereof.

(ii) If there are any pending share transfers, whether lodged or outstanding, of any Non-Transferee Bank Shareholder on the Record Date, the Central Board or any committee of the Transferee Bank shall be empowered in appropriate cases, even subsequent to the Record Date or the Effective Date, to effectuate such a transfer of shares in the Transferee Bank as if such changes in registered holder were operative as on the Record Date in order to remove any difficulties arising to the transferor and/or transferee of the share in the Transferee Bank after the Effective Date.

(b) The shares of the Transferee Bank issued to the Non-Transferee Bank Shareholders in terms of Clause 6(a) above will rank for dividend, voting rights and in all other respects, pari-passu with the existing shares of the Transferee Bank on and from the Effective Date and shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange(s) in India, where the existing equity shares of the Transferee Bank are listed and/or admitted to trading.



(c) On the Effective Date:

(i) The share capital of the Transferee Bank shall stand enhanced to the extent of the face value of the shares issued to the Non Transferee Bank Shareholders and/or their nominees pursuant to the provisions of Clause 6 (a) hereof.

(ii) The entire share capital of the Transferor Bank shall, without any further act, deed or instrument, stand cancelled. The share certificates representing such shares shall, without any further act, deed or instrument, be deemed to be automatically cancelled, extinguished and be of no effect.

(iii) The shares of the Transferor Bank shall be delisted from stock exchange(s) in India where they are listed and/or admitted to trading. Provided that trading in the shares of the Transferor Bank shall cease on the Record Date.

(iv) The whole time directors, including the Managing Director, of the Transferor Bank shall, without any further, act, instrument or deed, cease to hold office and the Board of Directors of the Transferor Bank shall stand dissolved.

7. The Share Exchange Ratio set out at Clause 6(a) above has been approved by the Central Board of the Transferee Bank and the Board of the Transferor Bank as being a fair exchange ratio for the Acquisition after following the procedure briefly set out in the annexure "A" attached to this scheme.


STATE BANK OF

8. Shareholders of the Transferor Bank and the Transferee Bank who satisfied the Threshold Limits were provided opportunity to voice their grievances, if any, in relation to the Share Exchange Ratio set out at Clause 6(a) above in the manner prescribed in notices (both public and individual) issued to them for this purpose by following the procedure set out in annexure "B" attached to this scheme.

9. Every permanent officer or other permanent employee of the Transferor Bank (except the Board of Directors and Executive Trustees) and officers / employees on probation, serving in the employment of the Transferor Bank immediately before the Effective Date shall become, as from the Effective Date, an officer or, as the case may be, employee of the Transferee Bank and shall hold his office or service therein in the Transferee Bank on such terms and conditions as may be approved by the Central Board of the Transferee Bank and shall continue to work in accordance therewith.

   Provided that the pay and allowance offered to the employees/officers of the Transferor Bank shall not be less favourable, overall, as compared to what they would have drawn in the Transferor Bank.

10. The officers and/or employees of the Transferor Bank shall be given Offer of Employment in writing (Option letter) by the Transferee Bank after the issuance of the Section 35 Order. Where an officer or other employee of the Transferor Bank does not exercise any option, within a period of 15 days from the date of the Option letter given for exercising the option, to be in the employment of the Transferee Bank, such officer or employee shall be deemed to have accepted to continue in the service of the Transferee Bank.



11. Notwithstanding anything contained in the Industrial Disputes Act, 1947 (14 of 1947) or in any other law for the time being in force, the transfer of the services of any officers or other employees of the Transferor Bank to the Transferee Bank shall not entitle to such officers or other employees to any compensation under the provisions of the Industrial Disputes Act, 1947 (14 of 1947) or any other law for the time being in force and no such claim shall be entertained by any court, tribunal or any other authority.

12. The officers or other employees who have retired before the Effective Date from the service of the Transferor Bank or opted not to join in the service of the Transferee Bank on and from the Effective Date and entitled to any benefits, rights or privileges from Transferor Bank shall be entitled to receive such benefits, rights or privileges from the Transferee Bank. Provided that any officers or employees of the Transferor Bank who opt not to join the service of the Transferee Bank on and from the Effective Date shall not be entitled to notice or compensation, whether for retrenchment or otherwise (including for loss of office / employment or premature termination of his / her contract of employment with the Transferor Bank).

13. The Provident Fund or the Gratuity Fund or the Pension Fund or any other Funds of Transferor Bank and any other bodies created, established or constituted, as the case may be, for the officers or other employees shall continue with the Transferee Bank and any income tax or other tax exemption granted to the Provident Fund or the Gratuity Fund or the Pension Fund or any other funds, if any, shall continue to be applied to the Transferee Bank.

14. Notwithstanding anything contained in the SBI Act or the State Bank of India (Subsidiary Banks) Act, 1959 or any other law for the time being in force or the regulations of the Transferor Bank or the Transferee Bank, the Chairman, the



Trustees, Executive Trustees or any other person entitled to manage the whole or substantial part of the business and the affairs of the Transferor Bank shall not be entitled to any compensation against the Transferor Bank or Transferee Bank, as the case may be, for the loss of office or for the premature termination of any contract of employment entered into by him with the Transferor Bank.

15. The Transferee Bank, either through its Central Board or its Executive Committee, may give such directions as they may consider necessary to settle any questions or difficulty arising in relation to the meaning or interpretation of this Scheme, for due and complete implementation thereof, for removing any difficulties as may arise in the course of implementation of the Scheme and other matters connected therewith.



Annexure "A"

(a) The Transferor Bank and the Transferee Bank separately and independently appointed M/s Haribhakti & Co. (qualified chartered accountants) and M/s Axis Bank Limited (Category I Merchant Bankers registered with the Securities and Exchange Board of India) (collectively referred to as the "**Independent Valuers**") to undertake a joint valuation of the shares of the Transferor Bank and the Transferee Bank for the purposes of determining a fair exchange ratio for the Acquisition.

(b) M/s Kotak Mahindra Capital Company Limited (Category I Merchant bankers registered with the Securities and Exchange Board of India) were appointed separately and independently by the Transferor Bank and the Transferee Bank to provide a fairness opinion to each of the Transferor Bank and the Transferee Bank in respect of the valuation conducted by the Independent Valuers as aforesaid.

(c) The Central Board of the Transferee Bank and the Board of the Transferor Bank considered the reports of the Independent Valuers and the fairness opinion submitted by M/s Kotak Mahindra Capital Company Limited as aforesaid and determined the Share Exchange Ratio as being a fair exchange ratio for the Acquisition.



Annexure "B"

The Threshold Limits for consideration by the Expert Committee of objections raised by shareholders of the Transferor Bank and the Transferee Bank were fixed as under:

(i) *For shareholders of the Transferee Bank:* Shareholders individually or collectively holding at least 1% of the total paid up equity capital of the Transferee Bank (i.e. shareholders individually or collectively holding at least 63.49 lac equity shares of the Transferee Bank) or 100 shareholders of the Transferee Bank acting collectively irrespective of the number of shares they are holding; and

(ii) *For shareholders of the Transferor Bank:* Shareholders individually or collectively holding at least 0.1% of the total paid up equity capital of the Transferor Bank (i.e. shareholders individually or collectively holding at least 17,500 equity shares of the Transferor Bank) or 100 shareholders of the Transferor Bank acting collectively irrespective of the number of shares they are holding.

Objections in writing, raised by shareholders of the Transferor Bank and the Transferee Bank relating to the Share Exchange Ratio set out at Clause 6(a) of the Scheme of acquisition, meeting the Threshold Limits set out above and supported by reasons for the objection were considered by an independent expert committee constituted by the Central Board of the Transferee Bank and the Board of the Transferor Bank (the "**Expert Committee**") for this purpose. The Expert Committee



was headed by a retired High Court Judge and comprised of 2 qualified chartered accountants. The Expert Committee, after considering the valid objections from shareholders of the Transferor Bank and the Transferee Bank provided its recommendations in the form of a report to the Central Board of the Transferee Bank and the Board of the Transferor Bank for their consideration. The constitution of, terms of reference for, and the procedure to be followed by the Expert Committee were prescribed by the Central Board of the Transferee Bank and the Board of the Transferor Bank.

The Expert Committee in its report arrived at the conclusion that none of the objections are sustainable and therefore deserve to be rejected.

The Central Board of the Transferee Bank and the Board of the Transferor Bank separately and independently considered the report of the Expert Committee.

